As filed with the Securities and Exchange Commission on July 30, 2015

1933 Act File No. 333-193637
1940 Act File No. 811-22933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[ ]	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No. __
[X]	Post-Effective Amendment No. 4
and/or

[ ]	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 7

(Check appropriate box or boxes)

Griffin Institutional Access Real Estate Fund
(Exact Name of Registrant as Specified in Charter)

Griffin Capital Plaza, 1520 Grand Avenue, El Segundo, CA 90245
(Address of Principal Executive Offices)

310-469-6180
(Registrant’s Telephone Number, including Area Code)

Copies of information to:
Terrence O. Davis
Holland & Knight LLP
1201 West Peachtree Street, N.W.
 One Atlantic Center, Suite 2000
Atlanta GA 30309

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [   ]

It is proposed that this filing will become effective (check applicable box):

[   ] when declared effective pursuant to section 8(c), or as follows:
[   ] immediately upon filing pursuant to paragraph (b) of Rule 486.
[X] on July 31, 2015  pursuant to paragraph (b) of Rule 486.
[   ] 60 days after filing pursuant to paragraph (a) of Rule 486.
[   ] on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

[X] This post-effective amendment designates a new effective date for a previously filed post-effective amendment

The sole purpose of this filing is to delay the effectiveness of the Trust’s Post-Effective Amendment No. 2 to its Registration Statement until July 31, 2015.  Post-Effective Amendment No. 2 to the Trust’s Registration Statement relates to the Griffin Institutional Access Real Estate Fund.  Parts A, B and C of Registrant’s Post-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940, filed on May 29, 2015, are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 30th day of July 2015.

GRIFFIN INSTITUTIONAL ACCESS REAL ESTATE FUND

By:	/s/ Terrence O. Davis

Name:	Terrence O. Davis

Title:	Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
/s/ Kevin Shields	President and Trustee	July 30, 2015
Kevin Shields
/s/ Joseph Miller	Treasurer	July 30, 2015
Joseph Miller
Randy Anderson*	Secretary and Trustee	July 30, 2015
Robb Chapin*	Trustee	July 30, 2015
Ira Cohen*	Trustee	July 30, 2015
Nathan Headrick*	Trustee	July 30, 2015

*Affixed by Terrence O. Davis
Attorney-in-Fact - Pursuant to Powers of Attorney (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)